Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79898). These and any other documents relating to the exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john    doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

        # # #

June 11, 2004

        Dear Foster Wheeler Trust Preferred Security Holder:

        This large package of materials that you have just received contains some very important information for you, a holder of Foster Wheeler trust preferred securities.

        I encourage you to resist the temptation to discard these materials.

        As you may know, Foster Wheeler is an international engineering and construction firm with total operating revenues in 2003 of approximately $3.7 billion. The Company has just launched an exchange offer involving a number of its securities which if successfully completed would:

  •
  Exchange your trust preferred security for equity by providing you with 2.781 common shares and .03 preferred shares for each trust security (liquidation amount $25). Each preferred share is convertible into 80 common shares. So, on an as-converted basis, you would receive 5.181 common shares of Foster Wheeler for each trust preferred security that you hold (assuming conversion of the preferred shares being offered to you).

  •
  Reduce existing debt of Foster Wheeler by nearly $465 million—approximately $335 million of this debt is currently senior in priority to the trust preferred securities. Like you, holders of this debt are also being offered shares of Foster Wheeler in exchange for all or a portion of their debt.

  •
  Reduce Foster Wheeler's annual interest expense by approximately $25 million.

  •
  Result in the investment of $120 million in Foster Wheeler by a group of institutional holders in the form of new senior secured notes due 2011.

  •
  Eliminate any material scheduled corporate debt maturities until 2011.

        We believe that the completion of the exchange offer (1) is an important step toward completing our balance sheet restructuring, (2) is expected to improve the Company's competitive position as Foster Wheeler is frequently in the position of bidding for new business against competitors with less debt and (3) is expected to provide important financial flexibility for Foster Wheeler.

        However, in order to successfully satisfy the conditions of the exchange offer, holders of at least 75% of the trust preferred securities must tender their securities.

        We are hopeful that you will give this exchange offer your consideration. Please contact your broker who has been provided the necessary instructions or refer to the Instruction Letter that has been included in this package of materials.

        Should you have any questions, please contact Georgeson Shareholder Communications at (800) 891-3214.

Thank you for your time.

Very truly yours,

/s/ John. T. LaDuc

John T. La Duc
Executive Vice President and Chief Financial Officer
Foster Wheeler Ltd.